SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM N-8F

APPLICATION FOR DEREGISTRATION
OF CERTAIN REGISTERED INVESTMENT COMPANIES

I.    General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1);

[X] Merger

[ ] Liquidation

[ ] Abandonment of Registration
(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form).

[ ] Election of status as a Business Development Company
(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of this form).

2.	Name of fund: Rydex ETF Trust. At the time of the Merger, each existing series of Rydex ETF Trust was as follows:

Guggenheim S&P 100® Equal Weight ETF
Guggenheim S&P 500® Equal Weight Consumer Discretionary ETF
Guggenheim S&P 500® Equal Weight Consumer Staples ETF
Guggenheim S&P 500® Equal Weight Energy ETF
Guggenheim S&P 500® Equal Weight ETF
Guggenheim S&P 500® Equal Weight Financials ETF
Guggenheim S&P 500® Equal Weight Health Care ETF
Guggenheim S&P 500® Equal Weight Industrials ETF
Guggenheim S&P 500® Equal Weight Materials ETF
Guggenheim S&P 500® Equal Weight Real Estate ETF
Guggenheim S&P 500® Equal Weight Technology ETF
Guggenheim S&P 500® Equal Weight Utilities ETF
Guggenheim S&P 500® Pure Growth ETF
Guggenheim S&P 500® Pure Value ETF
Guggenheim S&P 500® Top 50 ETF
Guggenheim S&P MidCap 400® Equal Weight ETF
Guggenheim S&P MidCap 400® Pure Growth ETF
Guggenheim S&P MidCap 400® Pure Value ETF
Guggenheim S&P SmallCap 600® Equal Weight ETF
Guggenheim S&P SmallCap 600® Pure Growth ETF
Guggenheim S&P SmallCap 600® Pure Value ETF
Guggenheim MSCI Emerging Markets Equal Country Weight ETF
Guggenheim Multi-Factor Large Cap ETF

3.	Securities and Exchange Commission File No: 811-21261

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[ ]    Initial Application        [X]    Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

702 King Farm Boulevard
Suite 200
Rockville, Maryland 20850

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Laura E. Flores
Morgan, Lewis & Bockius LLP
1111 Pennsylvania Avenue NW
Washington, DC 20004
(202) 373-6101

7.
Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a‑1, .31a-2]:

Security Investors, LLC d/b/a Guggenheim Investments (records relating to its functions as investment adviser)

702 King Farm Boulevard
Suite 200
Rockville, Maryland 20850
(301) 296-5100

MUFG Investor Services (US), LLC (records relating to its functions as administrator)

805 King Farm Boulevard
Suite 600
Rockville, Maryland 20850
(240) 614-4821

The Bank of New York Mellon (records relating to its functions as fund accountant and transfer agent)

One Wall Street
New York, New York 10286
(718) 315-4311

Guggenheim Funds Distributors, LLC (records relating to its functions as principal underwriter)

227 West Monroe Street
Chicago, Illinois 60606
(312) 357-0287

NOTE: Once deregistered a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.	Classification of fund (check only one):

[X]    Management company;

[ ]    Unit investment trust; or

[ ]    Face-amount certificate company.

9.	Sub-classification if the fund is a management company (check only one):

[X]    Open-end    [ ]     Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Security Investors, LLC
702 King Farm Boulevard
Suite 200
Rockville, Maryland 20850

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Guggenheim Funds Distributors, LLC
227 West Monroe Street
Chicago, Illinois 60606

13.	If the fund is a unit investment trust (“UIT”) provide:

(a) Depositor’s name(s) and address(es):

(b) Trustee’s name(s) and address(es):

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ] Yes        [X] No

If Yes, for each UIT state:

Name(s):

File No.: 811-_____

Business Address:

15.	(a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes     [ ] No

If Yes, state the date on which the board vote took place: November 16, 2017

If No, explain:

(b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X] Yes     [ ] No

If Yes, state the date on which the shareholder vote took place: February 16, 2018, March 16, 2018 and March 26, 2018

If No, explain:

II.    Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X] Yes     [ ] No

(a) If Yes, list the date(s) on which the fund made those distributions: April 6, 2018

(b) Were the distributions made on the basis of net assets?

[X] Yes     [ ] No

(c) Were the distributions made pro rata based on share ownership?

[X] Yes     [ ] No

(d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e) Liquidations only:

Were any distributions to shareholders made in kind?

[ ] Yes     [ ] No

If Yes, indicate the percentages of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

[ ] Yes     [ ] No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund’s shareholders?

[X] Yes     [ ] No

If No,

(a) How many shareholders does the fund have as of the date this form is filed?

(b) Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[ ] Yes     [X] No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.    Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?
(See question 18 above)

[ ] Yes     [X] No

If Yes,

(a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b) Why has the fund retained the remaining assets?

(c) Will the remaining assets be invested in securities?

[ ] Yes     [ ] No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ] Yes     [X] No

If Yes,

(a) Describe the type and amount of each debt or other liability:

(b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.    Information About Event(s) Leading to Request for Deregistration

22.	(a) List the expenses incurred in connection with the Merger or Liquidation*:

(i) Legal expenses: $1,255,328

(ii) Accounting expenses: $53,250

(iii) Other expenses (list and identify separately):
Proxy Expenses: $9,126,183
Insurance Expenses: $596,700
Trustee Expenses: $84,598
Miscellaneous Expenses: $250,623 (estimate)

(iv) Total expenses (sum of lines (i)-(iii) above): $11,366,682 (estimate)

*
The expense information presented reflects aggregate expenses incurred in connection with the reorganization of each series of Rydex ETF Trust, and its affiliated registered investment companies, Claymore Exchange-Traded Fund Trust and Claymore Exchange-Traded Fund Trust 2, into corresponding series of Invesco Exchange Traded Fund Trust (formerly, PowerShares Exchange-Traded Fund Trust), Invesco Exchange-Traded Fund Trust II (formerly, PowerShares Exchange-Traded Fund Trust II), Invesco Exchange-Traded Self-Indexed Fund Trust (formerly, PowerShares Exchange-Traded Self-Indexed Fund Trust) and Invesco Actively Managed Exchange-Traded Fund Trust (formerly, PowerShares Actively Managed Exchange-Traded Fund Trust), as applicable.

(b)	How were those expenses allocated? See below.

(c)	Who paid the expenses? See below.

(d)	How did the fund pay for unamortized expenses (if any)? See below.

All expenses of the merger, including all legal, accounting and other expenses, were borne by Security Investors, LLC (the investment adviser to each acquired series of Rydex ETF Trust), Invesco PowerShares Capital Management, LLC (the investment adviser to each acquiring series of Invesco Exchange Traded Fund Trust (formerly, PowerShares Exchange Traded Fund Trust), Invesco Exchange-Traded Fund Trust II (formerly, PowerShares Exchange-Traded Fund Trust II) and Invesco Exchange-Traded Self-Indexed Fund Trust (formerly, PowerShares Exchange-Traded Self-Indexed Fund Trust)) and/or their affiliates. No merger-related expense was allocated to Rydex ETF Trust, and there were no unamortized expenses to be paid in connection with the merger.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ] Yes        [X] No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.    Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[ ] Yes        [X] No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ] Yes        [X] No

If Yes, describe the nature and extent of those activities:

VI.    Mergers Only

26. (a) State the name of the fund surviving the Merger:

Invesco Exchange Traded Fund Trust (formerly, PowerShares Exchange Traded Fund Trust)

•	Invesco S&P 100® Equal Weight ETF (formerly, PowerShares S&P 100® Equal Weight Portfolio)

•	Invesco S&P 500® Equal Weight Consumer Discretionary ETF (formerly, PowerShares S&P 500® Equal Weight Consumer Discretionary Portfolio)

•	Invesco S&P 500® Equal Weight Consumer Staples ETF (formerly, PowerShares S&P 500® Equal Weight Consumer Staples Portfolio)

•	Invesco S&P 500® Equal Weight Energy ETF (formerly, PowerShares S&P 500® Equal Weight Energy Portfolio)

•	Invesco S&P 500® Equal Weight ETF (formerly, PowerShares S&P 500® Equal Weight Portfolio)

•	Invesco S&P 500® Equal Weight Financials ETF (formerly, PowerShares S&P 500® Equal Weight Financials Portfolio)

•	Invesco S&P 500® Equal Weight Health Care ETF (formerly, PowerShares S&P 500® Equal Weight Health Care Portfolio)

•	Invesco S&P 500® Equal Weight Industrials ETF (formerly, PowerShares S&P 500® Equal Weight Industrials Portfolio)

•	Invesco S&P 500® Equal Weight Materials ETF (formerly, PowerShares S&P 500® Equal Weight Materials Portfolio)

•	Invesco S&P 500® Equal Weight Real Estate ETF (formerly, PowerShares S&P 500® Equal Weight Real Estate Portfolio)

•	Invesco S&P 500® Equal Weight Technology ETF (formerly, PowerShares S&P 500® Equal Weight Technology Portfolio)

•	Invesco S&P 500® Equal Weight Utilities ETF (formerly, PowerShares S&P 500® Equal Weight Utilities Portfolio)

•	Invesco S&P 500® Pure Growth ETF (formerly, PowerShares S&P 500® Pure Growth Portfolio)

•	Invesco S&P 500® Pure Value ETF (formerly, PowerShares S&P 500® Pure Value Portfolio)

•	Invesco S&P 500® Top 50 ETF (formerly, PowerShares S&P 500® Top 50 Portfolio)

•	Invesco S&P MidCap 400® Equal Weight ETF (formerly, PowerShares S&P MidCap 400® Equal Weight Portfolio)

•	Invesco S&P MidCap 400® Pure Growth ETF (formerly, PowerShares S&P MidCap 400® Pure Growth Portfolio)

•	Invesco S&P MidCap 400® Pure Value ETF (formerly, PowerShares S&P MidCap 400® Pure Value Portfolio)

•	Invesco S&P SmallCap 600® Equal Weight ETF (formerly, PowerShares S&P SmallCap 600® Equal Weight Portfolio)

•	Invesco S&P SmallCap 600® Pure Growth ETF (formerly, PowerShares S&P SmallCap 600® Pure Growth Portfolio)

•	Invesco S&P SmallCap 600® Pure Value ETF (formerly, PowerShares S&P SmallCap 600® Pure Value Portfolio)

Invesco Exchange-Traded Fund Trust II (formerly, PowerShares Exchange-Traded Fund Trust II)

•	Invesco MSCI Emerging Markets Equal Country Weight ETF (formerly, PowerShares MSCI Emerging Markets Equal Country Weight Portfolio)

Invesco Exchange-Traded Self-Indexed Fund Trust (formerly, PowerShares Exchange-Traded Self-Indexed Fund Trust)

•	Invesco Multi-Factor Large Cap ETF (formerly, PowerShares Multi-Factor Large Cap Portfolio)

(b) State the Investment Company Act file number of the fund surviving the Merger:

Invesco Exchange Traded Fund Trust (formerly, PowerShares Exchange Traded Fund Trust): 811-21265
Invesco Exchange-Traded Fund Trust II (formerly, PowerShares Exchange-Traded Fund Trust II): 811-21977
Invesco Exchange-Traded Self-Indexed Fund Trust (formerly, PowerShares Exchange-Traded Self-Indexed Fund Trust): 811-23304

(c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

A copy of the final Agreement and Plan of Reorganization, as executed, was filed as Exhibit 4 to Post-Effective No. 1 to the Registration Statement on Form N-14 of each of Invesco Exchange Traded Fund Trust (formerly, PowerShares Exchange Traded Fund Trust) (File No. 333-221696), Invesco Exchange-Traded Fund Trust II (formerly, PowerShares Exchange-Traded Fund Trust II) (File No. 333-221698) and Invesco Exchange-Traded Self-Indexed Fund Trust (formerly, PowerShares Exchange-Traded Self-Indexed Fund Trust) (333-221702), each as filed with the Commission on April 26, 2018.

(d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

VERIFICATION

The undersigned states that (i) she has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of Rydex ETF Trust, (ii) she is the President and Trustee of Rydex ETF Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of her knowledge, information, and belief.

By: /s/ Amy J. Lee
Amy J. Lee
President and Trustee